Exhibit 99.2

HUB Cyber Security Ltd. Enters into Agreement to Sell the QPoint Group for Approximately US $8.7 Million to the Malam Team Group

Proceeds to Address Creditor Obligations

Tel Aviv, Israel, August 4, 2026 (GLOBE NEWSWIRE) – Hub Cyber Security Ltd. (Nasdaq: HUBC) (“HUB” or the “Company”), today announced that it has entered into an agreement (the “Agreement”) to sell 100% of the issued share capital of the QPoint Group (“QPoint”) to the Malam Team Group (the “Purchaser”) in consideration of approximately US $8.7 million.

This divestiture is a key component of HUB’s proactive plan to strengthen its balance sheet and reduce debt. In line with the Company’s commitment to its stakeholders, the proceeds from the sale are intended to be applied toward the repayment of substantially all of the debt secured by the shares of QPoint.

The QPoint Group, which includes QPoint Technologies Ltd., Aginix Engineering Ltd., QPoint Solutions Ltd., Sensecom Ltd., and Integral Telemanagement Ltd., is being sold on a cash-free and debt-free basis. The total consideration is structured as follows:

●	Performance-Based Consideration: A payment calculated as twice the agreed-upon gross profit of QPoint for the year 2025, amounting to approximately US $4.3 million, resulting in a payment of approximately US $8.7 million.

●	Closing Balance Sheet: The Company will deliver QPoint with a clean balance sheet, free of debt obligations and assets from HUB.

●	Shareholder’s Equity and Net Cash: Prior to the closing, the Company will ensure that the shareholders’ equity and net cash of QPoint will be positive, net of parent company debts. Cash, net of bank credit, shall be positive or zero at closing.

“This transaction represents an important milestone in our commitment to stabilizing HUB’s financial foundation,” said Renah Persofsky, HUB’s Chairperson of the Board. “By monetizing this business unit, we are taking direct action to satisfy our creditor obligations. This divestiture allows us to streamline our operational footprint and focus our resources on our business restructuring.”

The closing is subject to customary closing conditions, including receipt of required third-party approvals and consents, as well as merger clearance by the Israel Competition Authority. To guarantee the indemnification obligations in the Agreement, portions of the consideration will be held by a third-party trustee for certain periods of time following the closing.

For further information or inquiries, please contact: info@hubsecurity.com

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About HUB Cyber Security Ltd.

HUB Cyber Security Ltd. (Nasdaq: HUBC) has operated in confidential computing, AI-driven data fabric, and cybersecurity. HUB’s Secured Data Fabric has historically empowered organizations to virtualize, secure, and analyze sensitive data across borders and silos generating real-time intelligence while meeting the highest regulatory standards. HUB is currently implementing a comprehensive restructuring, during which its Board of Directors and management team have taken steps to improve liquidity, simplify the Company’s organizational structure, cut operating costs and strengthen corporate governance. The Board of Directors continues to explore various strategic alternatives intended to maximize value for shareholders and position HUB for future growth.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: (i) the failure to satisfy closing conditions, including the ability to obtain required third-party approvals and consents and to deliver QPoint with the required balance sheet conditions; (ii) the risk that the final consideration for the sale of QPoint may differ from the amounts described herein, including as a result of adjustments to the calculation of gross profit or other factors; (iii) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (iv) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (v) the outcome of any legal or regulatory proceedings against HUB; (vi) the ability to meet stock exchange continued listing standards and remain listed on Nasdaq; (vii) competition and the ability of HUB to grow and manage growth profitably; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; and (x) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on July 17, 2026.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the proposed sale of QPoint or other matters addressed in this press release and attributable to HUB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.